AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1995
                                                       REGISTRATION NO. 33-59103

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                            COMPUTER HORIZONS CORP.
             (Exact name of registrant as specified in its charter)


              NEW YORK                                        13-2638902
  (State or other jurisdiction                             (I.R.S. Employer
  of incorporation or organization)                      Identification Number)


                              -------------------

                            49 OLD BLOOMFIELD AVENUE
                     MOUNTAIN LAKES, NEW JERSEY 07046-1495
                                 (201) 402-7400
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              -------------------

                                JOHN J. CASSESE
                            COMPUTER HORIZONS CORP.
                            49 OLD BLOOMFIELD AVENUE
                     MOUNTAIN LAKES, NEW JERSEY 07046-1495
                                 (201) 402-7400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              -------------------

                                   COPIES TO:


        ROBERT A. CANTONE, ESQ.                    ERIC D. MARTINS, ESQ.
 PROSKAUER ROSE GOETZ & MENDELSOHN LLP              IVAN W. DREYER, ESQ.
             1585 BROADWAY                           BAER MARKS & UPHAM
        NEW YORK, NEW YORK 10036                      805 THIRD AVENUE
                                                  NEW YORK, NEW YORK 10022


                              -------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
 PUBLIC:  As soon as practicable after the effective date of this Registration
                                   Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: / /

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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


























    This amendment No. 1 is being filed solely to complete Item 14 and to file additional or amended Exhibits pursuant to Item 16. Consequently, Part I, Information Required In Prospectus, has been omitted.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered hereby other than the Underwriters' discounts and commissions.


SEC registration fee...........................................   $ 5,561.62
NASD additional registration fee...............................     2,112.88
NASDAQ additional listing fee..................................    17,500.00
Accounting fees and expenses...................................    75,000.00
Legal fees and expenses........................................   250,000.00
Blue sky expenses and counsel fees.............................    10,000.00
Cost of printing and engraving.................................    75,000.00
Transfer agent's fees..........................................     5,000.00
Miscellaneous..................................................    50,000.00
                                                                  ----------
      Total....................................................  $490,174.50*
                                                                  ----------
                                                                  ----------

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* All amounts except the registration fees and Nasdaq additional listing fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation") provides, as permitted by Section 402(b) of the New York Business Corporation Law (the "BCL"), that no director shall be personally liable to the Company or any shareholder for damages for any breach of duty as a director, provided that the Certificate of Incorporation does not eliminate or limit the liability of any director if a judgment or other final adjudication adverse to him establishes that (i) his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) he personally gained in fact a financial profit or other advantage to which he was not legally entitled or (iii) his acts violated Section 719 of the BCL.

    The Certificate of Incorporation also provides, in accordance with Section 722 of the BCL, that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he, or a person of whom he is the legal representative, (1) is or was a director or officer of the Company or (2) is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent), shall be indemnified and held harmless by the Company to the fullest extent authorized or permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgements, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators, provided, however, that, except for actions brought to enforce such indemnification rights, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the

Company. The right to indemnification conferred in the Certificate of Incorporation is a contract right and includes the rights to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, provided, however, that, if the BCL requires, the payment of such expenses incurred by a director or officer in his capacity as such (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer to repay all amounts so advanced as to which it shall ultimately be determined that such director or officer is not entitled to be indemnified.

    The Certificate of Incorporation further provides, in accordance with the BCL, that the indemnification rights provided therein are not exclusive of any other rights that any person may have, and that the Company may, subject to certain restrictions imposed by the BCL, maintain insurance to protect itself and its officers and directors against expenses, liabilities and losses, whether or not the Company would be permitted to indemnify such person against such expenses, liabilities and losses under the BCL.

    The Company currently has a $5,000,000 directors' and officers' liability insurance policy.

ITEM 16. EXHIBITS

EXHIBIT                  DESCRIPTION                       INCORPORATED BY REFERENCE TO:
- -------   -----------------------------------------  -----------------------------------------
  1.1     Revised Form of Underwriting Agreement
            Among the Company and Janney Montgomery
            Scott Inc. and Robert W. Baird & Co.
            Incorporated as Representatives of the
            Underwriters

  1.2*    Form of Agreement Among Underwriters
  1.3*    Form of Selected Dealers Agreement

  3.1     Certificate of Incorporation of the        Exhibit 3(a) to the Company's
            Company as amended through 1971.           Registration Statement on Form S-1,
                                                       File No. 2-42259.
  3.2     Certificate of Amendment dated May 16,     Exhibit 3(a-2) to the Company's Annual
            1983 to Certificate of Incorporation of    Report on Form 10-K for the year ended
            the Company.                               February 28, 1983.
  3.3     Certificate of Amendment dated June 15,    Exhibit 3(a-3) to the Company's Annual
            1988 to Certificate of Incorporation of    Report on Form 10-K for the year ended
            the Company.                               December 31, 1988.
  3.4     Certificate of Amendment dated July 6,     Exhibit 3(a-4) to the Company's Annual
            1989 to Certificate of Incorporation of    Report Form 10-K for the year ended
            the Company.                               December 31, 1994.
  3.5     Certificate of Amendment dated February    Exhibit 3(a-4) to the Company's Annual
            14, 1990 to Certificate of                 Report on Form 10-K for the year ended
            Incorporation of the Company.              December 31, 1989.
  3.6     Certificate of Amendment dated May 1,      Exhibit 3(a-6) to the Company's Annual
            1991 to the Certificate of                 Report on Form 10-K for the year ended
            Incorporation of the Company.              December 31, 1994.
  3.7     Certificate of Amendment dated July 12,    Exhibit 3(a-7) to the Company's Annual
            1994 to the Certificate of                 Report on Form 10-K for the year ended
            Incorporation of the Company.              December 31, 1994.
  3.8     Bylaws of the Company, as amended.         Exhibit 3(b) to the Company's Annual
                                                       Report on Form 10-K for the year ended
                                                       December 31, 1988.

EXHIBIT                  DESCRIPTION                       INCORPORATED BY REFERENCE TO:
- -------   -----------------------------------------  -----------------------------------------
  4.1     Rights Agreement dated as of July 6, 1989  Exhibit 1 to the Company's Registration
            between the Company and Chemical Bank,     Statement on Form 8-A dated July 7,
            as Rights Agent ("Rights Agreement")
            which includes the form of Rights
            Certificate as Exhibit B.
  4.2     Amendment No. 1 dated as of February 13,   Exhibit 1 to the Company's Amendment No.
            1990 to Rights Agreement.                  1 on Form 8 dated February 13, 1990 to
                                                       the Company's Registration Statement on
                                                       Form 8-A.
  4.3     Amendment No. 2 dated as of August 10,     Exhibit 4(c) to the Company's Annual
            1994 to Rights Agreement.                  Report on Form 10-K for the year ended
                                                       December 31, 1994.
  5       Opinion of Proskauer Rose Goetz &
            Mendelsohn LLP.
 10.1     Employment Agreement dated as of February  Exhibit 10(a) to the Company's Annual
            16, 1990 between the Company and John      Report on Form 10-K for the year ended
            J. Cassese.                                December 31, 1989.
 10.2     Employment Agreement dated as of February  Exhibit 10(c) to the Company's Annual
            16, 1990 between the Company and           Report on Form 10-K for the year ended
            Bernhard Hubert.                           December 31, 1989.
 10.3     Employment Agreement dated as of January   Exhibit 10(d) to the Company's Annual
            1, 1992 between the Company and David      Report on form 10-K for the year ended
            W. Bialick.                                December 31, 1991.
 10.4     Note Agreement dated as of March 15, 1988  Exhibit 10(i) to the Company's Annual
            between the Company and Massachusetts      Report on Form 10-K for the year ended
            Mutual Life Insurance Company              December 31, 1988.
 10.5     Lease ("Lease") dated September 21, 1989   Exhibit 12(a) to the Company's Annual
            between Glen Properties and the            Report on Form 10-K for the year ended
            Company.                                   December 31, 1989.
 10.6     Modification to Lease, dated September     Exhibit 12(b) to the Company's Annual
            28, 1989.                                  Report on Form 10-K for the year ended
                                                       December 31, 1989.
 10.7     1991 Directors' Stock Option Plan, as      Exhibit 10(g) to the Company's Annual
            amended                                    Report on Form 10-K for the Year ended
                                                       December 31, 1994.
 10.8     1994 Incentive Stock Option and            Exhibit 10(h) to the Company's Annual
            Appreciation Plan                          Report on Form 10-K for the Year ended
                                                       December 31, 1994.
 10.9     $5,000,000 Promissory Note payable to      Exhibit 10(i) to the Company's Annual
            The Bank of New York, N.A.                 Report on Form 10-K for the Year ended
                                                       December 31, 1994.
 10.9(a)  $10,000,000 Promissory Note payable to
          The Bank of New York, N.A.

 10.10    $7,000,000 Commercial Purpose Loan Note    Exhibit 10(j) to the Company's annual
            payable to Chemical Bank New Jersey        Report on Form 10-K for the Year ended
            N.A.                                       December 31, 1994.
 11*      Statement regarding computation of per
            share earnings (for the years ended
            December 31, 1992, 1993 and 1994)
 23.1     Consent of Grant Thornton LLP
 23.2     Consent of Proskauer Rose Goetz &
            Mendelsohn LLP (included in Exhibit 5)

EXHIBIT                  DESCRIPTION                       INCORPORATED BY REFERENCE TO:
- -------   -----------------------------------------  -----------------------------------------
24*       Power of Attorney (included on the
            signature page of the Registration
            Statement).
27*       Financial Data Schedule


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* Previously filed.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain Lakes, State of New Jersey, on the 5th day of June, 1995.


                                          COMPUTER HORIZONS CORP.
                                          By  /s/ JOHN J. CASSESE

                                             ...................................
                                                      John J. Cassese
                                            Chairman of the Board and President

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on June 5, 1995.


             /s/ JOHN J. CASSESE               Chairman of the Board and President
 .............................................
               John J. Cassese

                      *                        Executive Vice President and Chief Financial
 .............................................    Officer (Principal Financial Officer)
               Bernhard Hubert

                      *                        Chief Accounting Officer and Controller
 .............................................    (Principal Accounting Officer)
              Michael Shea, CPA

                      *                        Director
 .............................................
               Thomas J. Berry

                      *                        Director
 .............................................
              Wilfred R. Plugge



*By:        /s/ JOHN J. CASSESE

 .............................................
                John J. Cassese
               Attorney-in-fact

                               INDEX TO EXHIBITS

EXHIBIT                  DESCRIPTION                       INCORPORATED BY REFERENCE TO:
- -------   -----------------------------------------  -----------------------------------------
  1.1     Revised Form of Underwriting Agreement Among
            the Company and Janney Montgomery Scott
            Inc. and Robert W. Baird & Co.
            Incorporated as Representatives of the
            Underwriters
  1.2*    Form of Agreement Among Underwriters
  1.3*    Form of Selected Dealers Agreement
  3.1     Certificate of Incorporation of the        Exhibit 3(a) to the Company's
            Company as amended through 1971.           Registration Statement on Form S-1,
                                                       File No. 2-42259.
  3.2     Certificate of Amendment dated May 16,     Exhibit 3(a-2) to the Company's Annual
            1983 to Certificate of Incorporation of    Report on Form 10-K for the year ended
            the Company.                               February 28, 1983.
  3.3     Certificate of Amendment dated June 15,    Exhibit 3(a-3) to the Company's Annual
            1988 to Certificate of Incorporation of    Report on Form 10-K for the year ended
            the Company.                               December 31, 1988.
  3.4     Certificate of Amendment dated July 6,     Exhibit 3(a-4) to the Company's Annual
            1989 to Certificate of Incorporation of    Report Form 10-K for the year ended
            the Company.                               December 31, 1994.
  3.5     Certificate of Amendment dated             Exhibit 3(a-4) to the Company's Annual
            February 14, 1990 to Certificate of        Report on Form 10-K for the year ended
            Incorporation of the Company.              December 31, 1989.
  3.6     Certificate of Amendment dated May 1,      Exhibit 3(a-6) to the Company's Annual
            1991 to the Certificate of                 Report on Form 10-K for the year ended
            Incorporation of the Company.              December 31, 1994.
  3.7     Certificate of Amendment dated July 12,    Exhibit 3(a-7) to the Company's Annual
            1994 to the Certificate of                 Report on Form 10-K for the year ended
            Incorporation of the Company.              December 31, 1994.
  3.8     Bylaws of the Company, as amended.         Exhibit 3(b) to the Company's Annual
                                                       Report on Form 10-K for the year ended
                                                       December 31, 1988.

  4.1     Rights Agreement dated as of July 6, 1989  Exhibit 1 to the Company's Registration
            between the Company and Chemical Bank,     Statement on Form 8-A dated July 7,
            as Rights Agent ("Rights Agreement")       1989.
            which includes the form of Rights
            Certificate as Exhibit B.
  4.2     Amendment No. 1 dated as of February 13,   Exhibit 1 to the Company's Amendment No.
            1990 to Rights Agreement.                  1 on Form 8 dated February 13, 1990 to
                                                       the Company's Registration Statement on
                                                       Form 8-A.
  4.3     Amendment No. 2 dated as of August 10,     Exhibit 4(c) to the Company's Annual
            1994 to Rights Agreement.                  Report on Form 10-K for the year ended
                                                       December 31, 1994.
  5       Opinion of Proskauer Rose Goetz &
            Mendelsohn LLP.
 10.1     Employment Agreement dated as of February  Exhibit 10(a) to the Company's Annual
            16, 1990 between the Company and John      Report on Form 10-K for the year ended
            J. Cassese.                                December 31, 1989.


EXHIBIT                  DESCRIPTION                       INCORPORATED BY REFERENCE TO:
- -------   -----------------------------------------  -----------------------------------------
 10.2     Employment Agreement dated as of February  Exhibit 10(c) to the Company's Annual
            16, 1990 between the Company and           Report on Form 10-K for the year ended
            Bernhard Hubert.                           December 31, 1989.
 10.3     Employment Agreement dated as of January   Exhibit 10(d) to the Company's Annual
            1, 1992 between the Company and David      Report on form 10-K for the year ended
            W. Bialick.                                December 31, 1991.
 10.4     Note Agreement dated as of March 15, 1988  Exhibit 10(i) to the Company's Annual
            between the Company and Massachusetts      Report on Form 10-K for the year ended
            Mutual Life Insurance Company              December 31, 1988.
 10.5     Lease ("Lease") dated September 21, 1989   Exhibit 12(a) to the Company's Annual
            between Glen Properties and the            Report on Form 10-K for the year ended
            Company.                                   December 31, 1989.
 10.6     Modification to Lease, dated September     Exhibit 12(b) to the Company's Annual
            28, 1989.                                  Report on Form 10-K for the year ended
                                                       December 31, 1989.
 10.7     1991 Directors' Stock Option Plan, as      Exhibit 10(g) to the Company's Annual
            amended                                    Report on Form 10-K for the Year ended
                                                       December 31, 1994.
 10.8     1994 Incentive Stock Option and            Exhibit 10(h) to the Company's Annual
            Appreciation Plan                          Report on Form 10-K for the Year ended
                                                       December 31, 1994.
 10.9     $5,000,000 Promissory Note payable to The  Exhibit 10(i) to the Company's Annual
            Bank of New York, N.A.                     Report on Form 10-K for the Year ended
                                                       December 31, 1994.
 10.9(a)  $10,000,000 Promissory Note payable to
          The Bank of New York, N.A.

 10.10    $7,000,000 Commercial Purpose Loan Note    Exhibit 10(j) to the Company's Annual
            payable to Chemical Bank New Jersey        Report on Form 10-K for the Year ended
            N.A.                                       December 31, 1994.
 11*      Statement regarding computation of per
            share earnings (for the years ended
            December 31, 1992, 1993 and 1994)
 23.1     Consent of Grant Thornton LLP
 23.2     Consent of Proskauer Rose Goetz &
            Mendelsohn LLP (included in Exhibit 5)
 24       Power of Attorney (included on the
            signature page of the Registration
            Statement).
 27*      Financial Data Schedule


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* Previously filed